Exhibit 20

                              THE TIREX CORPORATION

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                           Notice of Corporate Action
                  Pursuant to Delaware General Corporation Law
                                 Section 228(d)

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To: The Shareholders of
    The Tirex Corporation (the "Company")

      In accordance with the Delaware General Corporation Law, Section 228(a), on July 9, 1998, the holders of record of approximately 50.7% of the issued and outstanding shares of common stock, $.001 par value, of the Company, in person or by proxy, by their consent in writing authorized, approved and adopted a resolution respecting the amendment of the Company's certificate of incorporation. Pursuant thereto, effective July 10, 1998, the certificate of incorporation of the Company was amended so as to change the amount of capital stock, which the Company is authorized to issue, from 69,900,000 shares of Common Stock, par value $.001 per share and 100,000 shares of Open Stock, par value $.001 per share; to 115,000,000 shares of Common Stock, par value $.001 per share and 5,000,000 shares of Class A Stock, par value $.001 per share. The Board of Directors has the power to designate the Class A Stock in one or more classes and/or series, with such rights and preferences as the Board of Directors shall determine.

      The foregoing amendment increases the number of shares of capital stock which the Board of Directors has the authority to issue, but has no effect on any shares currently issued and outstanding and the amount and nature of your shareholdings in the Company have not been changed perforce of this amendment.

                                          THE TIREX CORPORATION

                                            Terence C. Byrne

Dated: July 13, 1998


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